GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2004 and the unaudited consolidated financial statements for the six months ended June 30, 2005. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of August 2, 2005.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2	Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage exploration projects. These are the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA, and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa.

1.2.1	Carlin Trend, Nevada, United States of America

The Company’s activities on the Carlin Trend in Nevada consist of underground exploration and development activity at the Hollister Development Block Project at the Ivanhoe Property.

Ivanhoe Property, Nevada

The Ivanhoe property is located in the northeastern part of the Carlin Trend, approximately 80 kilometers (50 miles) from Elko, Nevada. Great Basin’s exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

To 2001, Great Basin outlined an inferred mineral resource in an area now known as the Hollister Development Block. The Hollister Development Block constitutes approximately 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby New York Stock Exchange-listed Hecla Mining Company ("Hecla") can earn up to a 50% working interest (see below).

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hollister Development Block – Property Agreements

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla (of which 1 million have been issued to date).

Since 2002, Hecla has conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was agreed in the Earn-In Agreement to cost US$10.3 million, with work to be completed in the approximately 12 month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million is required to be completed over the ensuing approximately 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the Earn-In Agreement, Hecla would be the operator of the Stage 1 and Stage 2 work programs, and would continue as the operator should a positive production decision be made.

The Earn-In Agreement expires in August 2006. Hecla interprets the requirements of the Earn-In Agreement, insofar as its right to control the Earn-In programs and budgets are concerned, differently than does the Company. The Company is of the position that Hecla has invalidly purported to amend the Earn-In Agreement in a way that would combine, at least in part, the earn in requirements of Stages 1 and 2. If accepted by the Company, such changes could result in an extended option period for Hecla to complete Stage 1 and corresponding uncertainty in regards to Hecla’s minimum commitment under the Earn-In Agreement as well as for the requirements, timing of and costs to complete Stage 2.

In April 2005, Hecla filed for a declaratory judgment in connection with the Earn-In Agreement. Hecla is seeking the Nevada court's declaration in regards to four matters, namely (a) a declaration that the 2004-2005 program and budget proposed by Hecla are effective notwithstanding the Company’s objections, (b) that the agreed program and budget attached to the Earn-In Agreement has been superseded, (c) that all of Hecla’s expenditures will count towards in its Earn-In requirements, and (d) that Hecla should be entitled to a six month extension of its Earn-In term, until February 2, 2007. The Company is opposing Hecla’s application but the outcome is not determinable at this time.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hollister Development Block - Property Activities

The underground exploration project at the Hollister Development Block consists of approximately 8,200 feet of underground excavation, including decline access to the mineralized structures, crosscuts, diamond drill stations, muck bays and miscellaneous openings. Approximately 5,000 tons of bulk samples from the different veins within the system are planned, along with approximately 55,000 feet of diamond drilling from underground locations.

Surface support facilities for the underground exploration project have been located in the existing east Hollister pit, thereby limiting most surface disturbance to areas associated with previous mining activities. Surface facilities were scheduled to be completed in the summer of 2005.

The Hollister Development Block program was fully permitted on May 7, 2004. The first portal blast occurred in October 2004. To the end of June, the decline had been advanced to approximately 1,600 feet and including sump and muck stations, the total advance was approximately 1,940 feet.

Plans for 2005 include excavating approximately 6,000 feet of decline, crosscuts, drill stations and miscellaneous openings. For 2005, approximately 35,000 feet of diamond drilling is planned from underground stations. It is now expected that the decline and staging will be advanced sufficiently for diamond drilling to begin at the beginning of the fourth quarter. Hecla expects to spend between $8 million and $10 million on exploration activities in 2005..

Ivanhoe Property - Additional Exploration Potential

Great Basin retains a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which the Company believes has excellent exploration potential. The Company plans further exploration once activities are advanced on the Hollister Development Block, and has also continued to assess the exploration potential of other properties in the area.

1.2.2	Witwatersrand Goldfield, Republic of South Africa

Burnstone Project, Mpumalanga Province

The Burnstone Project is located approximately 80 kilometers (50 miles) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

Work on the feasibility study for the Burnstone Project continued during the quarter with an expected completion date of late 2005. In addition, exploration drilling was initiated in the southeastern part of the property to test for near-surface Witwatersrand-style gold mineralization.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Property Agreements

In November 2002, Great Basin entered into an option agreement (the “Option to Purchase Agreement”) with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Legacy Southgold Shareholders”) to purchase on a staged basis, up to 100% of Southgold. Southgold is a private South African company that, at the time, held rights to acquire a 100% interest in the Burnstone Project. Any future mining will be subject to government legislation that provides for Historically Disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Option to Purchase Agreement, Great Basin completed its purchase of Southgold by making an initial US$1.25 million ($2,007,561) payment, by conducting a US$1.5 million work program in early 2003, and by making cash, share and share purchase warrant payments to the Legacy Southgold Shareholders in two staged tranches. The first tranche of the acquisition was made in April 2003 and the second tranche was made in January 2004.

In April 2005, Great Basin signed a Heads of Agreement (the "HoA") with Tranter Investments (Proprietary) Limited (“Tranter”), a closely held black economic empowerment (“BEE”) company, in relation to the Burnstone Gold Project. The HoA creates a framework for Great Basin to fulfill the BEE ownership requirements under South Africa’s mineral tenure legislation. This legislation requires participation by BEE entities in mineral projects as a condition to ongoing security of mineral tenure.

The HoA sets out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest is to be acquired at a consideration yet to be determined and Great Basin may provide certain financial assistance to Tranter in relation to the acquisition.

As a condition to completion of the transaction, Tranter must undertake a restructuring of its current shareholding to ensure more broad based BEE participation by various historically disadvantaged groups. The HoA contemplates that certain on-going restrictions will apply to Tranter, which restrictions are designed to ensure that Tranter will continue to qualify as a BEE company as defined under the legislation.

Completion of the transaction is also subject to a number of conditions precedent, including the negotiation of definitive agreements, the approval of the transaction by the boards of Tranter and Great Basin, and South African and Canadian regulatory and securities approvals, including compliance with related party transaction requirements which may apply by virtue of the interests of two of the Great Basin directors in the transaction. Further details of the transaction will be released upon the signing of the relevant definitive agreements.

Property Activities

The Burnstone goldfield is defined by an 18 kilometer long mineralized corridor. The central portion of the corridor and gold deposit areas have been uplifted by two northwesterly trending sub-parallel faults, and as a result, lies at relatively shallow depths of only 250-750 meters. Over 110,000 meters of drilling had been done on the project to October 2004, distributed over four areas (Areas 1, 2, 3, and 4). Prior to June 2004, most of this work had been focused on Area 1.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

A pre-feasibility study1 of an underground operation for Area 1 was carried out in 2004. The financial analysis assumed a 100% ownership and no debt leverage. At a gold price of US$375 per ounce, the pre-tax and 100% equity-financed economic model forecasts the net present value (at a 5% discount rate) of US$175 million, and an internal rate of return of 24%, for an underground operation utilizing a conveyor system. The estimated capital cost is US$92 million to commencement of milling (inclusive of capitalized operating costs), with a payback of 4.5 years from the start of milling. The average cash cost to produce an ounce of gold is estimated to be US$187 per ounce. The proposed mine plan indicates that the operation could produce an average of 236,000 ounces of gold, annually, at a steady state operation over a 12-year mine life. Further details are provided in a November 2004 technical report, filed on www.sedar.com, and the third and fourth quarter reports for 2004.

1D. Dodd, B.Sc., SAIMM, and J. Edwards, B.Sc., SAIMM, are responsible for the metallurgical section and R.J. Scheurenberg, Pr.Eng., completed the environmental and permitting sections. A.D. Pooley, Pr.Eng., is the independent qualified person who led the work completed by Turgis, mine planning and design, estimation of the mineral reserve and the independent review of the cash flow and other economic analyses.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The following section uses the terms "measured resources", "indicated resources" and "inferred resources". The Company advises investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 "Standards of Disclosure of Mineral Projects"), the United States Securities and Exchange Commission does not recognize them. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except for a preliminary assessment. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

By late 2004, the Company’s technical experts came to believe that the gold occurrences at Burnstone are all part of one deposit, with several areas of gold concentration. As a result, a resource estimate was completed of the combined resources for the overall project. E. Siepker, Pr.Sci.Nat., of Global Geo Services (Pty) Ltd, and G.J. van der Heever, Pr.Sci.Nat., of GeoLogix (Pty) Ltd. are the independent qualified persons for the estimates, described in a February 2005 technical report filed on www.sedar.com. The mineral resources, diluted over a 1 metre width, are tabulated below:

Mineral Resources – Burnstone Goldfield
Category	Cut-Off (cmg/t)	Tonnes	Grade (g/t)	Contained Gold (Ounces)
Measured	300	53,866,000	4.53	7,840,000
	350	38,278,000	5.08	6,248,000
	400	30,414,000	5.53	5,404,000
Indicated	300	10,325,000	3.82	1,268,000
	350	6,896,0000	4.50	998,000
	400	6,157,0000	4.58	907,000
Total M+I	300	64,192,000	4.41	9,109,000
	350	45,763,000	4.93	7,246,000
	400	36,571,000	5.35	6,311,000
Inferred	300	16,353,000	9.33	4,905,000
	350	13,965,000	10.37	4,655,000
	400	13,192,000	10.76	4,562,000

Approximately 64% of the measured and indicated resources shown above at the 350 cmg/t cut-off would represent the portion of the Area 1 deposit on which the 2004 pre-feasibility study was based. With the significant increase in the estimated resources for the project from this study, it is anticipated that a larger operation could be developed at Burnstone. Currently, the Company is proceeding with engineering studies focused toward completion of a feasibility study for the entire Burnstone Project.

Recommendations for Burnstone Feasibility Study

Engineering

One of the recommendations from the pre-feasibility report on Area 1 is that a full study suitable for project financing be undertaken on the Burnstone Property – Area 1. This should be undertaken in conjunction with the completion of environmental studies and commencement of permit applications.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Some areas to be further addressed in the feasibility study include:

1.	Metallurgical test work to increase confidence in mill and circuit design.
2.	Detailed design and costing of the main underground infrastructure.
3.	Geotechnical holes along the proposed decline and shaft positions to ensure adequate knowledge is gained of these critical items.
4.	Hydrological studies of the reef horizon to ensure adequate design of the water handling system.
5.	Surface geotechnical work to allow identification of final sites for surface infrastructure.
6.	Expanded environmental baseline monitoring for use in the Environmental Impact Assessment and to provide a database of existing conditions for use in operations.

Drilling and Geology

Recommendations from the resource estimation report include the gathering of additional technical information to evaluate more fully the development strategy for the Burnstone Project. Specifically, this includes:

1.

More infill drilling should be done in the central block (previously part of Area 2), to determine whether the area might be more economically feasible (drilling to a measured resource status if economic feasibility seems possible).

2.	Limited drilling should be done in the south-eastern block (previously Area 3), around borehole 3090 since this borehole intersected well developed Kimberley reef mineralization with high gold grades.
3.	Further drilling should be done towards the south-west of the north-western and central blocks (previously Areas 4 and 2). This would define the central higher grade area and southern area better.

Refinement of structural and sedimentological models should be undertaken on an ongoing basis.

Progress on Feasibility Study

Geology and Drilling

Additional drilling was done early in 2005 as per the recommendations above. The data has been compiled and the geological models developed for the goldfield. The geological block model and structural model have been finalized and the detailed mine design has commenced.

Exploration has also been initiated in the southeastern part of the property on the Roodepoort and Kildare farms. Mapping and initial drill testing was completed during the quarter. The latter included 21 short holes, totaling 2,154 metres, to test for the presence of the gold-bearing conglomerates that are typical of Witwatersrand deposits. The holes indicate the presence of several reef horizons in the area. Analytical results are pending.

Engineering

Detailed site layouts and process design aspects are well advanced. The current plan envisions the mine to be accessed via a man-material decline with ore and waste hoisting undertaken through a blind sunk vertical shaft. Primary development would to be undertaken using mechanized equipment. Mining of the Kimberley reef is expected be undertaken using conventional mining methods commonly employed in mining narrow Witwatersrand ore bodies.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Base line environmental studies have been largely completed and final locations for tailings and waste rock piles have been approved by the Company’s environmental consultants.

Community Consultation in local communities is ongoing. The objective is to potential identify issues and concerns. The neighboring communities are generally very receptive to the development of the mine, particularly given that the mine will stimulate economic growth and employment in an impoverished area.

The feasibility study for Burnstone is scheduled to be completed near the end of 2005. It is anticipated that an application for a mining license as required by the Minerals and Petroleum Resources Development Act would be undertaken in 2006.

1.2.3	Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold project, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s.

Farmout Agreement

In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd ("CRS"). Pursuant to the Option Agreement ("the Option"), CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Casino Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay the Casino Property holding costs for a minimum period of two years from the effective date of termination. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin $1 million in cash, plus applicable taxes, within 30 days of that decision. Further details of the agreement were provided in the second quarter report for fiscal 2002.

In June 2003, CRS listed on the TSXV under the name Lumina Copper Corp. (“Lumina”). Pursuant to the Option, the Company received warrants to purchase 100,000 shares of Lumina at an exercise price of $1.80 until May 23, 2005. These warrants were exercised and the related shares were subsequently sold by the Company.

In May 2004, the Company received warrants to purchase a further 100,000 shares of Lumina at an exercise price of $5.80 until May 21, 2006. The warrants had an estimated then-fair value of $271,000. In February 2005, these warrants were exercised and the related shares were subsequently sold by the Company for net proceeds of $77,850.

In March 2005, the Company received warrants to purchase 100,000 shares of Lumina at an exercise price of $9.22 until March 14, 2007. These warrants were recorded at an estimated then-fair value of $345,000, and were written down at June 30, 2005 to an estimated fair value of $207,000.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4	Market Trends

The average price of gold over the first seven months of 2005 is approximately US$428/oz, slightly below the average price of $429/oz to the end of April, but still a significant increase from the average price of US$410/oz in 2004.

1.2.5	Activities

During the six months ended June 30, 2005, the Company:

  issued a new resource estimate for the Burnstone Project; and
  initiated and is proceeding with a feasibility study for the overall Burnstone Project.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the year ended
	December 31	December 31	December 31
	2004	2003	2002

Current assets	$17,839	$22,052	$15,346
Mineral properties	98,630	30,668	5,878
Other assets	65	81	8
Total assets	116,534	52,801	21,232

Current liabilities	752	818	2,189
Future income taxes	18,997	–	–
Shareholders equity	96,785	51,983	19,043
Total liabilities and shareholders’ equity	116,534	52,801	21,232

Working capital	17,087	21,234	13,157

Expenses
Accounting, audit and legal	282	273	276
Exploration	7,691	7,928	3,235
Conference and travel	207	326	189
Corporation capital tax	–	7	35
Depreciation	–	–	3
Financial advisory and finders' fees	106	147	464
Foreign exchange	(3,114)	532	(97)
Interest and other	(506)	(936)	(147)
Office and administration	894	877	889
Shareholder communications	232	754	241
Trust and filing	226	204	56
Subtotal	6,018	10,112	5,144
Exploration - stock-based compensation	754	786	135
Stock-based compensation	1,720	1,346	240
Future income tax recovery	(1,925)	–	–
Recovery of accounts receivable previously written off	–	(367)	–
Gain on sale of investments	–	(4,379)	–
Loss for the period	$6,567	$7,498	$5,519

Basic and diluted loss per share	$(0.08)	$(0.12)	$(0.13)

Weighted average number of common shares outstanding	85,370,853	60,061,869	43,785,007

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	As at and for the quarter ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2005	2005	2004	2004	2004	2004	2003	2003
Current assets	20,206	21,844	17,839	20,172	22,749	24,547	22,052	29,212
Mineral properties	98,630	98,630	98,630	74,808	74,808	74,808	30,668	24,647
Other assets	71	65	65	81	81	81	81	69
Total assets	118,907	120,539	116,534	95,061	97,638	99,436	52,801	53,928

Current liabilities	662	1,297	752	1,382	1,466	808	818	17,855
Future income taxes	18,997	18,997	18,997	–	–	–	–	–
Shareholders equity	99,248	100,245	96,785	93,679	96,172	98,628	51,983	36,073
Total liabilities	118,907	120,539	116,534	95,061	97,638	99,436	52,801	53,928

Working capital	19,544	20,547	17,087	18,790	21,283	23,739	21,234	11,357

Expenses
Conference and travel	34	20	32	27	49	98	64	84
Corporation capital tax	–	–	–	–	–	–	7	–
Financial advisory and finders'
fees	–	–	(101)	25	39	143	(1,195)	218
Foreign exchange	(328)	172	(2,701)	16	(318)	(111)	112	84
Interest and other	(121)	(114)	77	(277)	(183)	(123)	(253)	(81)
Legal, accounting and audit	142	64	66	69	84	63	113	39
Office and administration	283	299	229	275	215	175	(123)	405
Shareholder communications	99	80	46	37	105	44	537	45
Trust and filing	5	67	2	15	25	184	3	157
Subtotal	114	588	(2,350)	187	16	473	(735)	951
Exploration	883	777	1,319	2,306	2,660	1,407	1,614	2,494
Subtotal	997	1,365	(1,031)	2,493	2,676	1,880	879	3,445
Stock-based compensation	(45)	4	31	1,843	291	309	2,132	–
Recovery of accounts receivable
previously written off	–	–	–	–	–	–	(367)	–
Loss (gain) on sale of
investments	–	193	–	–	–	–	(4,379)	–
Write-down of investments	(138)
Future income tax recovery	–	–	(1,925)	–	–	–	–	–
Loss (income) for the period	1,090	1,562	(2,925)	4,336	2,967	2,189	(1,735)	3,445

Basic and diluted income
(loss) per share	$(0.01)	$0.02	$0.03	$(0.05)	$(0.03)	$(0.03)	$0.03	$(0.05)

Weighted average number of
common shares outstanding
(thousands)	92,113	91,074	86,523	86,264	86,393	81,918	67,337	62,738

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Loss for the quarter ended June 30, 2005 was $1,090,000 compared to a loss of $2,967,000 for the corresponding quarter in fiscal 2004, due mainly to lower exploration activity on the Burnstone Property and lower stock based compensation costs.

Exploration costs were $883,000 for the current quarter compared to $2,660,000 for the second quarter of fiscal 2004. The main exploration costs for the current quarter were for engineering (2005 – $324,881, 2004 – $244,116), environmental (2005 – $169,335 2004 – $5,141), and geological (2005 – $236,381, 2004 – $736,036).

The lower exploration costs for the current quarter were partly offset by higher legal, accounting and audit costs, which increased to $142,000 for the quarter ended June 30, 2005 compared to $84,000 for the corresponding quarter of fiscal 2004, due to greater compliance and reporting activities.

Conference and travel decreased in the current quarter to $34,000 from $49,000 in the second quarter of fiscal 2004 due to less financing-related travel.

The year to date loss of $2,652,000 for the six months ended June 30, 2005 was lower than the loss of $5,156,000 for the first six months of fiscal 2004 due mainly to lower exploration related costs on the Company’s Burnstone and Ivanhoe properties and lower stock based compensation. This decrease was offset by higher office and administration costs of $582,000 for the first six months of fiscal 2005 compared to $390,000 for the corresponding period in fiscal 2004. The Company also incurred a loss on sale of investments of $193,150 and a write-down on its investments of $138,000 in the six month period ending June 30, 2005.

Of the exploration costs for the six months ended June 30, 2005, $1,738,092 (2004 – $3,743,857) was spent on Burnstone and $29,656 (2004 – $308,721) was spent on Ivanhoe, which includes the Hollister Development Block ("HDB") and the Ivanhoe property outside of the HDB. At Ivanhoe, the main costs were $29,978 for engineering (2004 – $55,584), $38,863 for geological (2004 – $58,294) and $20,851 for site activities (2004 – $41,503) to maintain the field office at Ivanhoe. The exploration expenses on Ivanhoe also includes a maintenance payment from Hecla of approximately US$64,340 ($84,000) for the HDB.

At Burnstone, the main exploration expenses were drilling ($472,917; 2004 – $2,102,540); geological ($300,658; 2004 – $996,247), for planning, core logging and supervision of the drilling program; engineering ($466,825; 2004 – $239,374), for metallurgical and other engineering work supporting the feasibility study being conducted for the Burnstone Project; site activities ($113,922; 2004 – $93,205), for running the field office and carrying out other support activities associated with the drilling program and assays and analysis of drill core samples ($77,577; 2004 – $112,049).

In addition to activities at Burnstone and Ivanhoe, $149,765 in geological costs were incurred during the six months ended June 30, 2005 on exploration activities on new properties adjacent to Burnstone.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2005, the Company had working capital of approximately $19.5 million, which is sufficient to fund its proposed and ongoing 2005 exploration programs, and its operating costs and working capital for the remainder of 2005. As the Company chooses to proceed on its exploration programs and feasibility studies, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

At June 30, 2005, Great Basin had working capital of approximately $19.5 million, as compared to $20.5 million at March 31, 2005, and $17.1 million at December 31, 2004 and is debt free.

At June 30, 2005, the Company had approximately 92.1 million common shares issued and outstanding. There have been no further changes to the number of shares outstanding as at the date of this MD&A.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. To June 30, 2005, the Company paid HDI $560,316 compared to $607,508 in fiscal 2004, for these services and exploration programs to evaluate data on the Ivanhoe Property, to prepare for an underground exploration program, and to continue exploration and development work on the Burnstone Project.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company. To June 30, 2005, the Company paid $6,400 to Hunter Dickinson Group Inc. for such services as compared to $3,200 for the same period in fiscal 2004.

During the six months ended June 30, 2005, the Company paid $121,868 (2004 – $56,662) to a private company owned by a director, for engineering and project management services at market rates.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

  the estimation of mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Disclosure of Outstanding Share Data

The following details the share capital structure as at August 2, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				92,113,379

Share purchase options	September 8, 2005	$ 1.97	100,000
	November 30, 2005	$ 2.50	595,000
	November 30, 2005	$ 2.69	55,000
	November 30, 2005	$ 2.76	75,000
	January 10, 2006	$ 0.96	1,572,000
	November 30, 2006	$ 1.59	180,000
	November 30, 2006	$ 1.75	410,000
	November 30, 2006	$ 1.62	110,000
	December 20, 2007	$ 1.17	1,072,000
	December 19, 2008	$ 1.62	2,100,000	6,269,000

Warrants				None

GREAT BASIN GOLD LTD.
PERIOD ENDED JUNE 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US mining reporting standards. For US mining reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company in its Burnstone pre-feasibility study. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Further, South African mineral tenure laws require that significant economic ownership in the Company’s South African projects be held by historically disadvantaged peoples, and for which ownership rights the Company may not be sufficiently, or at all, compensated. The economics of the Company’s projects are sensitive to the Canadian Dollar, US Dollar and South African Rand exchange rates and these rates have been subject to large fluctuations in the past several years.